UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

SCHEDULE 14F-1

______________

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

DOLAT VENTURES, INC.

(Exact name of registrant as specified in its corporate charter)

NEVADA	333-151570	Pending
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

8050 No. University Dr. Suite 202 Tamarac, FL 33321
(Address of principal executive offices)

954-489-1210
(Issuer’s Telephone Number)

DOLAT VENTURES, INC.

______________________________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
PROMULGATED THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

September 30, 2009

_______________________________________________

NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being mailed on or about September 30, 2009 to holders of record on September 15, 2009 of shares of common stock, par value $0.00l per share (“Common Stock”), of Dolat Ventures, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule l4f-l promulgated thereunder. This Information Statement is being delivered in connection with the appointment by the existing director of a new member of the Board of Directors of the Company (the “Board”) followed by the resignation of the existing director pursuant to the terms of the transactions (“Transactions”) described below. The appointment will become effective upon the closing of the transactions described below, but not sooner than October 10, 2009, following the expiration of the ten-day period from the date of mailing of this Information Statement under Rule l4f-l and closing of the sale (the “Sale”) of four million (4,000,000) or 60.6% of the outstanding shares of Dolat Ventures, Inc. to Mr. Gary Tice (“Tice”), for $250,000.00 resulting in a change of control of the Company.

As of August 31, 2009, the Company had 6,600,000 shares of Common Stock issued and outstanding, which is the Company’s only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

Please read this Information Statement carefully. It describes the terms of Transactions that will be consummated at a closing on or after October 10, 2009 (the “Closing Date”) that will result in a change of control of the Company, and contains certain biographical and other information concerning the executive officers and director of the Company before and after the Closing Date of the Transactions.

THE TRANSACTIONS

On September 29, 2009, Mr. Tice and Ms. Nigar Lila executed a Stock Purchase Agreement, pursuant to which Ms. Lila agreed to sell all of her holdings in Dolat Ventures to Mr. Tice for the sum of $250,000.00.

As a result of the Sale, Mr. Tice will become the majority owner of the outstanding shares of the Company.

Upon the completion of the Sale, which will occur at least ten days after the mailing of this Information Statement, the Company’s existing director, Nigar Lila, will resign as director, effective immediately. The sole remaining director of the Company will be Gary Tice.

All current officers of the Company will also resign upon completion of the Sale, and a new Board will appoint new officers of the Company. In connection with the change of control, new management has signified its intention to cause the Company to re-evaluate its mining strategies and direction.

GENERAL

Since inception, the Company has been a involved in securing mining claims and commencing the process of evaluation of those claims for commercialization. The Company’s operations to date have continued to pursue its original business plan and the Company has several claims that require continued investment and work to determine feasibility. In mid 2009, the Ms. Lila was introduced to Gary Tice and decided that Mr. Tice’s vision of expanding the scope of the Company’s business plan provided a good opportunity for the Company and its stockholders. On September 29, 2009, following a period of negotiations, the Ms. Lila entered into a Stock Purchase Agreement with Mr. Tice.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;
COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT
THE EXISTING OFFICERS AND DIRECTORS OF THE COMPANY

The following table sets forth the existing officers and directors of the Company.

Director Name of Person	Age	Position and Office Held with the Company	Since
Nigar Lila	58	President and Director, Chief Executive Officer	Inception

Business Experience

Ms. Nigar Lila has acted as our president, secretary, treasurer, chief executive officer and as a director since June 30, 2006. Since September 2003, Ms. Lila has served as a Lease Operator at Canada Post. Previously, Ms. Lila was a customer service supervisor at Bank of Montreal. From 1998 to 2004, Ms. Lila provided investor relation consulting services to various mining companies, including Camflo Mines, ONA Exploration, International Panorama Resources, and CZM Capital Corp. Ms. Lila does not have any professional training or technical credentials in the exploration, development and operation of mines.

General

Directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Ms. Lila devotes approximately 20% of her time to our business and affairs.

NEW DESIGNEE OFFICERS AND DIRECTORS OF THE COMPANY

After completion of the Transactions, the following persons will be the directors and officers of the Company:

Names:	Ages	Titles:
Gary Tice	57	President, Chief Executive Officer and director

Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. The Board of Directors will seek other qualified individuals to serve on the Board and to form committees to do the Board’s work.

Currently, our directors are not compensated for their services, although their expenses in attending meetings are reimbursed. Officers are elected by the Board of Directors and serve until their successors are appointed by the Board of Directors. Biographical resumes of each officer and director are set forth below.

Gary Tice.

Mr. Tice, 57, is a resident of Littleton, CO, and 1972 graduate of University of California Santa Barbara, where he earned a degree in history. He opened travel agency in Littleton in 1977 and expanded the business to six branches that were doing more than $15 million in gross sales. His Four Seasons Travel agency in Littleton has won the Crystal Award as top volume sales producer in the state of Colorado three of the last four years. Mr. Tice has been an active investor in various securities transactions over the past ten years in a passive role.

CORPORATE GOVERNANCE

The Company does not maintain an audit committee, compensation committee, or nominating committee, and the Board performs these functions. Because the Company has only one director who owns a majority of the voting securities of the Company and the Company has had only outside consultants and experts performing work for the Company, the Board has determined that it is not necessary to have a standing nominating committee or procedures for submitting shareholder nominations. The Board has not established an audit committee for similar reasons and, because the Company pays no compensation, the Company does not have a compensation committee. Immediately following completion of the Transactions, it is anticipated that this structure will remain in place. Eventually, the Board will review the advisability of establishing audit, compensation and nominating committees composed primarily of independent directors to perform the functions normally performed by such groups.

During the year 2008, the Board of Directors took no corporate actions by unanimous written consent to approve the periodic reports filed by the Company and to ratify the appointment of its auditors.

EXECUTIVE COMPENSATION

The Company has paid no compensation to its officers and directors during the past three fiscal years.

SECTION 16(a) BENEFICIAL REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. These insiders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5. To the Company’s knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required during the calendar year ended December 31, 2008, all Section 16(a) filing requirements applicable to its insiders were complied with.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of Common Stock after giving effect to the Transactions (1) by each person who is known by us to beneficially own more than 5% of Common Stock, (2) by each of the officers and directors; and (3) by all of the officers and directors as a group.

Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is Nigar Lila, 21 Dover Point, Suite 206, Calgary, Alberta, AB T2B 34K, Canada.

NAME OF OWNER	TITLE OF CLASS	NUMBER OF SHARES OWNED (1)	PERCENTAGE OF COMMON STOCK (2)

Nigar Lila	Common Stock	4,000,000	60.6.0%

———————

* Less than 1%.

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of August 31, 2009 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2)

Percentage based upon 6,600,000 shares of common stock to be outstanding as of the Closing of the sale of Ms. Lila’s shares to Mr. Tice

Code of Ethics

The Company has not yet adopted a comprehensive written code of ethics. It is generally the Company’s policy that its operations are to be conducted in compliance with the law and with the highest ethical standards. This policy applies to all employees and others working on behalf of Dolat Ventures wherever located.

EXECUTIVE COMPENSATION

The following table sets forth the annual and long-term compensation paid to our Chief Executive Officer and the other executive officers at the end of the last completed fiscal year. We refer to all of these officers collectively as our “named executive officers.”

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Nigar Lila CEO and President Director	2008	None	N/A	N/A	N/A	N/A	N/A	None	None

Outstanding Equity Awards at Fiscal Year-End Table.

None.

Employment Agreements with Executive Officers

The Company does not intend to enter into an employment agreement with Mr. Tice at or following the closing.

Director Compensation

Our directors are elected by the vote of a majority in interest of the holders of our voting stock and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board of Directors for the transaction of business. The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the Board of Directors may be taken without a meeting if all members of the Board of Directors individually or collectively consent in writing to the action.

Directors do not receive compensation for their services.

Stock Option Plans

None.

By Order of the Board of Directors

/s/ NIGAR LILA
Nigar Lila

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